Amy M. Trombly, Esq.
amy@tromblybusinesslaw.com



December 5, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

	Attn:	Mr. Mark Shuman

	Re:	Vital Products, Inc.
		Registration Statement on Form SB-2
		File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 6 to the Registration Statement on Form SB-2, File No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 4, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2/A

General

Comment 1.	Article 2.2 of the May 27, 2005 trust agreement provides that
		the trustee will distribute the shares held by the trust to the trust beneficiaries. Please provide a detailed explanation of why the distribution of the shares held by the Trust to Benefit On The Go Healthcare Shareholders need not be registered under the Securities Act. Please refer to Staff
		Legal Bulletin No. 4 in preparing your response, and ensure that the response thoroughly addresses the factors discussed in that guidance. Provide us with copies of written communications made by On The Go Healthcare, Vital Products or their affiliates to On The Go Healthcare shareholders concerning the plan for the trust to distribute the shares of Vital Products. Tell us whether action by the On The Go
		Healthcare shareholders was required with respect to the sale of assets by that company to Vital Products. If no shareholder action was required or taken in this respect, tell us why.
		If shareholders of On The Go Healthcare took action with respect to the transfer of assets, provide us with copies of communications made to those shareholders concerning the asset sale. Also, tell us the number of shareholders of On
		The Go Healthcare, as of the most recent practicable date.

Response 1.	As set forth in this Registration Statement, the Company is
		registering 1,000,000 shares of Vital Products Common Stock in the name of the trust to benefit shareholders of On The
		Go Healthcare.  Article 2.2 of the May 27, 2005 Trust
		Agreement states that two conditions must be met before the trustee is required to distribute the shares to the trust beneficiaries. First, the Vital Products, Inc.
		registration statement must be declared effective and second, the shares must be free trading. Our reading of
		Article 2.2 does not require the trustee to distribute registered securities. Upon this Registration Statement being declared effective, the trustee will need to determine whether the shares are free trading. The shares could become free trading through registration or through an exemption to registration. Currently the Company anticipates that the Registration Statement will be declared effective prior to distribution of the shares. As there is no public trading market for the shares, the shareholders would not be able to trade the shares and they would therefore have little value.

		The Company is not affiliated with On The Go and therefore it can not provide analysis of the actions of On The Go.
		There are no written communications that have been distributed by the Company regarding the trust.

Comment 2.	We note your response to comments 1 and 2 of our letter dated
		March 22, 2006 regarding the ownership and control of the subject Web sites by On The Go Healthcare. We further note that the Web sites had copyright ownership marks by Vital Products, Inc. Please reconcile and explain.

Response 2.	The Company respectfully reiterates its response to the Staff's
		comments in its letter dated March 22, 2006 and adds further that the Company does not intend to seek copyright infringement at this time.


Registration Statement Facing Page

Comment 3. 	Your most recent filing including a fee table concerns
		45,250,000, but your prospectus in this recent amendment relates to 4,500,000 shares. Please reconcile the discrepancy.
		The number of shares offered by your prospectus should correspond to the number of shares registered as set out in the fee table. Any excess fee you have paid may be used to offset fees owed on a subsequent registration statement. Please see
		Rule 457(p) under the Securities Act for additional guidance.

Response 3.	The Company's original filing on August 29, 2005 related to the
		registration of 45,250,000 shares of common stock, 40,000,000 of which related to an equity line financing arrangement with Dutchess Private Equities Fund. In a comment letter dated
		September 2, 2005, the Staff indicated it was inappropriate to register 40,000,000 shares of common stock for Dutchess. The
		Company subsequently removed those shares from the registration statement. Then on March 22, 2006, the Staff asked why the registration fee table on the Company's prior amendment reflected the registration of 45,250,000 shares of common stock while the prospectus relates to the resale of 5,250,000 shares by selling stockholders. The Company respectfully informed the Staff that it had removed the 40,000,000 shares from the registration statement in response the Staff's prior comment but had already paid a fee for those shares and therefore, the fee table reflected the additional 40,000,000 shares. Since the Staff's letter dated March 22, 2006, an agreement with Nfc Corporation was terminated and therefore the Company removed an additional 750,000 shares of common stock from the registration statement. As such, the remaining number of shares of common stock offered by the Company's prospectus is 4,500,000. To prevent further confusion, the Company removed the fee table.

Cover Page

Comment 4. 	You indicate that the shares will be offered at a price between
		$.50 and $1.00 per share until the shares are included in the OTC-BB. Confirm that the offering price used for initial sales and until the shares are included in the OTC-BB will be a fixed dollar amount, as opposed to various prices selected from the disclosed range. Also, tell us whether you intend to rely on Rule 430A under the Securities Act and, if so, tell us why the conditions to the use of that rule are satisfied. If you intend to rely on Rule 430A, confirm that the Rule 424 prospectus will state a fixed price. Be advised that the range of prices you currently disclosed is not sufficiently narrow to conform to the Item 501 requirement that your prospectus state the in initial offering price, nor does it provide sufficient specificity to satisfy the requirements of Schedule A to the Securities Act. Please revise the sections
		"Determination of Offering Price" and "Plan of Distribution" to conform with changes you make in response to this comment.

Response 4.	The Company has complied with the Staff's comment.  The Company
		does not intend to rely on Rule 430A of the Securities Act as it will offer the shares at a fixed price of $0.50 per share until the shares are quoted on the Over-the-Counter Bulletin
		Board.


Inside Cover Page

Comment 5.	We are unable to locate the text specified by Item 502(b) of
		Regulation S-B. Please advise or revise, as appropriate.

Response 5.	The Company has complied with the Staff's comment and will
		include the appropriate date included in the Item 502(b) text in a 424(b) to be filed upon effectiveness.

Cautionary Statement Concerning Forward Looking Statements, page 6

Comment 6. 	This information should be moved to a portion of the
		prospectus that is not subject to the requirements of Rule
		424(d) under the Securities Act.

Response 6.	The Company has complied with the Staff's comment.

Risk Factors, page 6

Comment 7.	We note your restatement to your financial statements. Such a
		restatement appears to raise concerns regarding any weakness in your disclosure controls and procedures, as defined in Rule
		13a-15(e) under the Exchange Act, or your internal control over financial reporting, as defined in Rule 13a-15(f). Upon effectiveness of your registration statement, you will be subject to the reporting requirements of Sections 12 and 15 of the Exchange Act. Accordingly, please consider whether a risk factor regarding any potential weaknesses in your disclosure controls and procedures or internal control over financial reporting is appropriate.

Response 7.	The Company has revised the Registration Statement to include
		two years of audited financial statements and it no longer contains predecessor financial statements. The Company believes that its controls and procedures are effective and no risk factor is appropriate.

Selling Security Holders, page 11

Comment 8.	We note your additional disclosure in response to comment 23
		of our letter dated March 22, 2006. Please expand footnote 4 on page 13 to describe the nature of the services agreement with Cellular Connection and the dollar value of the services received from that entity. Also, expand the prospectus to more specifically describe the nature of the services provided by Messrs. Blaine, Wohlberg, Gold and Kau in exchange of the shares to be resold by them. Please explain what such services consisted of particularly in light of the number of your current stockholders.

Response 8.	The Company has complied with the Staff's comment.

Comment 9.	You include the 1 million shares held by the Trust to Benefit
		On The Go Shareholders in the selling security holders section.
		However, it appears that the distribution of the shares held by the Vital Products Inc. Trust will not be consistent with the distribution of the shares you describe on the cover page and throughout your prospectus. In particular, your disclosure indicates that the offers and sales being registered will occur in market or private transactions at prices ranging from $0.50 to $1.00 per share. But it appears the trust plans to distribute the shares held by to shareholders of On The Go
		Healthcare without the receipt of payment from them. Please revise throughout to reconcile this inconsistency.

Response 9.	The Company has complied with the Staff's comment.

Plan of Distribution, page 13

Comment 10.	Revise this section so that it includes information about the
		distribution of shares during the period prior to quotation on the OTC-BB. Also, revise this section so that the descriptive information is consistent with your statements on the cover page and in the prospectus summary. Additionally, the reference to distributing the shares in "any other method permitted by law" varies from the limited plan of distribution described on the cover page and does not provide the specificity about how the shares will be distributed that is required by Item 508 of Regulation S-B.

Response 10.	The Company has complied with the Staff's comment.

Directors, Executive Officers, Promoters and Control Persons, page 15

Comment 11.	Expand the biographical information concerning Messrs. Levine
		and Goldberg to state the minimum portion of their working time that each of them devotes to the affairs of Vital
		Products.

Response 11.	The Company has complied with the Staff's comment.

Comment 12.	Provide a summary compensation table conforming to the
		presentation specified in Item 402(b) of Regulation S-B. The compensation for the chief executive officer during the most recently completed fiscal year must be presented even though no compensation was paid, as indicated on page 23. You need only include columns (a)-(d) of the specified table, if none of the other columns are applicable. We suggest that the compensation information be presented in proximity to the management biographical and stock ownership information.

Response 12.	The Company has complied with the Staff's comment.

Interest of Named Experts and Counsel, page 17

Comment 13. 	Your statement that no expert has any interest or connection
		to Vital Products appears to be inconsistent with the voting and dispositive powers that are held by Amy M. Trombly with respect to 1 million shares held of record by the Vital
		Products Inc. Trust. Please revise or advise.

Response 13.	The Company has complied with the Staff's comment.

Description of Business, page 17

Comment 14.	Please provide a concise summary of your manufacturing
		activities in order to convey a meaningful understanding of this important aspect of your business. If you rely on subcontractors for all or part of your manufacturing activities, please provide appropriate descriptive information. In summarizing your manufacturing activities, discuss how the key raw materials you obtain from Six
		Points Plastics and Valle Foam Industries are used. Clarify the nature of the "relationships" with these key suppliers, including the terms on which you acquire the key raw materials. For, example, if you obtain the key raw materials through purchase orders that the suppliers may accept or reject, so state. If the relationships with the key suppliers involve other arrangements, please expand to discuss them.

Response 14.	The Company has complied with the Staff's comment.

Wholesale Operations, page 18

Comment 15.	Please advise us whether Bibs n' Stuff and Juvenile Solutions
		are included in your reference to 26 different customers.
		Please also advise us what portion of your revenue is represented by sales to Bibs n' Stuff and Juvenile Solutions.

Response 15.	Bibs n' Stuff and Juvenile Solutions are included in the
		Company's reference to 26 different customers. Bibs n' Stuff represents approximately 30% of the Company's revenue for the period ended July 31, 2007.

Management's Discussion and Analysis, page 19

Comment 16.	We note your revised disclosure and response to comment 38 of
		our letter dated March 22, 2006 regarding the incomparability between the business purchased from On The Go Healthcare as operated by you and the business as operated by On The Go
		Healthcare. In particular, we note your statement that you have a different business focus and intentions from that of On The Go Healthcare for the business. Please expand your management's discussion and analysis to discuss specifically how management's business focus and intentions for the business vary from that of On The Go Healthcare's management
		. As noted in prior comment 38, management's discussion and analysis should provide a good overview of management's strategic vision such as their views on the most significant challenges and uncertainties that you confront as well as management's views concerning your objectives and opportunities. Please quantify the expected effects of these and other known, material trends and commitments on your future results to the extent possible in accordance with Items 303(b)(1)(iii) and (iv) of Regulation S-B and
		Section III.B.3 of Release No. 33-8350.

Response 16.	The Company has updated the Management's Discussion and
		Analysis disclosure to reflect results of operations for the fiscal year ended July 31, 2007 and 2006. Consequently, the Company believes that previous disclosure regarding
		July 31, 2005, which included operating activities involving
		On The Go Healthcare, are no longer included due to updated operating activities discussion and are no longer relevant.

Comment 17.	Please revise your discussion of 2005 to be consistent with
		the revised financial statement presentation to be provided as indicated in our comments below. Further, you should explain the reasons for the change in the financial statement line items instead of merely citing the amount of the change.

Response 17.	The Company has updated the audited financial statements to
		reflect the information requested by the Staff within the discussion related to the fiscal years ended July 31, 2007 and 2006. The previous financial statements and discussion for 2005 are no longer relevant to the Company's disclosure.

Comment 18.	Please revise your disclosures to include an analysis of the
		components of the statements of cash flows (i.e. operating and financing activities) that explains the significant period-to-period variations in each line item, for each period presented. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation:
		Commission Guidance Regarding Management's Discussion and
		Analysis of Financial Condition and Results of Operations
		[Release No. 33-8350, as it relates to liquidity and capital resources].

Response 18.	The Company has complied with the Staff's comment.

Critical Accounting Policies and Estimates, page 20

Comment 19.	You indicate in your response to comment 42 of our letter
		dated March 22, 2006 that you have added a risk factor regarding your exposure to foreign currency exchange rates.
		We, however, have not been able to locate such risk factor.
		Please advise.

Response 19.	The Company has added the requested disclosure.

Results of Operations

Comparison of the Period May 27, 2005 to July 31, 2005 to the Period Ended July 31, 2006, page 21

Comment 20.	We note your response to comment 43 of our letter dated
		March 22, 2006. Pursuant to Item 303(b)(1)(vi) of
		Regulations S-B, please discuss in your management's discussion and analysis the "causes for any material changes from period to period in one or more line items of [your] financial statements." Accordingly, there have been material changes from period to period with respect to your financing costs and intangible impairment line items. You, however, have not afforded a discussion of such changes here. Please revise.

Response 20.	The Company has complied with the Staff's comment as it
		relates to material changes from the period ended July 31, 2007 compared to the period ended July 31, 2006.

Comment 21.	You discuss changes in, for example, your revenues from period
		to period in quantified terms. Your disclosure, however, does not include a discussion of the causes of such changes. With respect to the revenue line item, it would appear that the difference in duration of the periods being compared would be a contributing factor to the change in revenue between the periods, but it is unclear whether other factors, such as changes in prices, addition of new customers or the like affected their results. Please revise your disclosure throughout to provide a qualitative discussion of the material changes in your line items from period to period.

Response 21.	The Company has updated the Management's Discussion and
		Analysis to reflect results of operations for the fiscal year ended July 31, 2007 and 2006. Consequently, discussion previously discussed regarding July 31, 2005 has been updated for the current fiscal periods in the manner as requested by the Staff.

Comment 22. 	We note that your selling, general and administrative expenses
		only increased $3,765 between the periods compared. Please expand your disclosure to explain why there was only such a slight increase in a selling, general and administrative expenses notwithstanding the comparison between two periods of significantly different durations.

Response 22.	The Company has updated the Management's Discussion and
		Analysis to reflect results of operations for the fiscal year ended July 31, 2007 and 2006. Consequently, discussion previously discussed regarding July 31, 2005 has been updated for the current fiscal periods in the manner as requested by the Staff.

Liquidity and Capital Resources, page 22

Comment 23.	Your revised disclosure in response to comment 46 of our
		letter dated March 22, 2006 indicates that aggregate accrued interest of $201,000 for your two original promissory notes was included in your replacement secured promissory notes dated
		February 23, 2006. Please clarify the basis for the amount of accrued interest from your two original promissory notes. You state that your replacement secured promissory notes incurs interest at an annual rate of 20 percent. The accrued interest of $201,000 for an aggregate principal amount of $1,000,000 on the two promissory notes, which were not outstanding for even a year, appear to exceed the 20 percent annual interest rate of your replacement notes. Please discuss the purpose and effect of the variance between the "issue amount" and "face amount" of each of these notes, including the quantitative impact on the effective interest owned on the notes.

Response 23.	The increase of $201,000 from the original face amount of
		$1,005,000 to $1,206,000 related to a full year of interest being charged to the original face value of the note.
		Although a full year of interest was added to the face value of the note and less than a full year had elapsed, the Company made a business decision to pay the interest which would have accrued for a full year as consideration for issuance of a new note which effectively extended the maturity date of the original note. Consequently, the Company revised its discussions to indicate that a full year of interest was charged and added to the new note of $1,206,000.

Comment 24.	You state that you need $100,000 to $150,000 of additional
		capital to conduct business for a period of at least 12 months. However, $210,000 debt for advances from On The Go
		Healthcare is due on demand. If your assumed capital needs are based on an assumption that On The Go Healthcare will not demand payment within the next 12 months, please disclose this and explain the basis for the assumption.
		Similarly, the text of note 8 to the Vital Products financial statements indicates that the $1.2 million of debt under the notes payable to On The Go Healthcare will be due one year from the date the company " has a registration statement accepted by the Securities and Exchange Commission." The notes indicate that the maturity date is keyed of off the date of effectiveness for your registration statement. Please revise. In your response letter, the known uncertainties that may cause the amount to fluctuate between the upper and lower estimates of capital needs that you have disclosed.

Response 24.	The Company's capital needs, as previously disclosed, were
		based on amounts the Company would require to run the business and were based on the assumption that these notes would not become due within the next 12 month period. The
		Company has revised its disclosure to explain how the note obligations would increase the Company's capital needs.

Description of Property, page 22

Comment 25.	Your response to comment 48 of our letter dated March 22, 2006
		suggests that disclosure pursuant to Item 404 of Regulation
		S-B is necessary with respect to your lease arrangement with Mr. Levine. Please provide all necessary disclosure pursuant to Item 404 with respect to your lease arrangement with Mr. Levine including the amount paid for use of the space.

Response 25.	The Company has complied with the Staff's comment.

Certain Relationships and Related Transactions, page 23

Comment 26.	It appears that this section should describe the transactions
		in which Messrs. Levine and Walt acquired their shares.

Response 26.	The Company has complied with the Staff's comment.

Financial Statements

Comment 27.	As the financial statements for Vital Products appear more
		pertinent than that of the childcare division of On The Go
		Healthcare, please place Vital Products' financial statements before those of the childcare division.

Response 27.	This comment is no longer relevant because the Company has
		updated the audited financial statements to reflect activities of the most recent 2 fiscal years ended July 31, 2007 and 2006.

On The Go Healthcare, Inc. Audited Financial Statements

Predecessor Financial Statement Presentation, page F-1

Comment 28.	Two years of audited financial statements of an issuer are
		required to be presented in SB filings, but if the issuer was not in existence for the entire two-year period and acquired a business or succeeded to the operations of a business that was in existence for periods that the issuer was not, financial statements for the acquired business must be presented for periods prior to the acquisition. Since the Childcare Division of On The Go Healthcare is the predecessor entity to Vital Products, you must present separate audited statements of operations, cash flows and stockholder's equity of the predecessor up to the date preceding the acquisition, i.e., August 1, 2004- July 4, 2005. Explanatory footnotes are required for this period as well. Statements of operations and cash flows for the successor period, July 5, 2005 -
		July 31, 2005 are required as well to complete the 2005 presentation. To avoid confusion concerning the presentation of financial statements for the post-merger period, you should disclose that the financial statements of the issuer for the period from May 27, 2005 (inception) to July 31, 2005 include the results of operations and cash flows of the predecessor entity from July 5, 2005 (date of acquisition) to July 31, 2005. Please note that you must present this bifurcated presentation in any document filed with the Commission for which 2005 financial statements are required.

Response 28.	The Company has updated the audited financial statements to
		reflect activities of the most recent 2 fiscal years ended
		July 31, 2007 and 2006, therefore the Company believes this comment no longer applies.

Comment 29.	Please delete all financial statements for periods prior to
		August 1, 2004 as they are no longer required.

Response 29.	The Company has updated its financial statements and no longer
		includes financial statements for periods prior to August 1, 2004 in the Registration Statement.

Vital Products, Inc. Audited Financial Statements

Auditor's Report, page F-13

Comment 30.	In view of the staff's comments concerning the bifurcated
		financial statement presentation for 2005, please advise your auditor to revise its report to identify clearly the periods for which it is assuming responsibility. In addition, the audit consent should reference the specific date of the audit report.

Response 30.	The financial statements have been updated to reflect the
		years ended July 30, 2007 and 2006 along with the auditors' report.

General

Comment 31.	We see in Note 11, that the financial statements have been
		restated. Please disclose prominently on the face of the financial statements that they have been revised. With respect to the revisions made to the audited financial statements, we believe that the audit report should include a reference to the revisions and be re-dated or dual-dated, as necessary, to comply with AICPA Auditing Standards
		Section 561.06a.

Response 31.	The Company has updated the audited financial statements
		to reflect activities of the most recent 2 fiscal years ended July 31, 2007 and 2006. Consequently, the periods related to such restatements are no longer included in the recent 2 years of financial statements.

Comment 32.	Please note the updating requirements for the financial
		statements as set forth in Item 310(g) of Regulation S-B, and provide current consents of the independent accountants in any amendments.

Response 32.	The Company has complied with the Staff's comment.

Statement of Operations, page F-15

Comment 33.	Please revise to reclassify the impairment charge as an
		operating expense per the guidance of SFAS 142, paragraph 42.

Response 33.	The Company has complied with the Staff's comment.

Statement of Shareholders' Deficit, page F-16

Comment 34.	Please tell us how your accounting treatment for stock
		issued to non-employees (specifically, the 2005 issuance of 4,250,000 shares) complies with paragraphs 7 and 16 of SFAS 123(R). If you did not early-adopt SFAS 123(R), tell us and revise to disclose how you accounted for and valued the shares issued to non-employees for providing services
		(e.g., based on the fair value of the services provided).

Response 34.	The Company has updated its audited financial statements to
		reflect activities of the most recent 2 fiscal years ended
		July 31, 2007 and 2006. Consequently, the periods related to such equity transaction are no longer included in the most recent 2 years of financial statements.

Notes to Financial Statements

Note 2 - Acquisitions, F-24

Comment 35.	We read your response to comment 53. Please explain why the
		value of Vital Products as of July 31, 2005 was used to determine the value of a transaction dated July 5, 2005 and "negotiated months in advance" as you state in response to comment 59.

Response 35.	Although July 5, 2005 was used as the date for valuation as
		previously mentioned, the valuation of the transaction would not have changed if an alternative date was used since the value for the overall transaction was based on the historical cost of the equipment and molds, the fair value of the customer list and the rights to use the molds (intangible assets).

Comment 36.	We read your response to comment 54; however, we do not see
		where you have fully addressed the comment. Please revise to disclose the information required by paragraphs 51 c, 54 and 55 of SFAS 141.

Response 36.	The Company has complied with the Staff's comment.

Comment 37.	You disclose in Note 2 that the intangible assets consisted
		of "current products" and "future products," please explain to us the specific nature of these products and explain in detail how they met the criteria of paragraph 39 of SFAS 141.
		For example, shelf space does not appear to meet the SFAS 141 criteria for intangible assets. Please note that if it was not appropriate to recognize these intangible assets, impairment does not cure the error and the purchase allocation will have to be corrected.

Response 37.	The intangible assets consist of customer lists and rights to
		use the molds and brand name. Consequently, the Company believes the impairment charge incurred in the subsequent year is appropriate based upon the nature of such intangible assets.

Note 6 - Intangibles, F-21

Comment 38.	We read your response to comment 60, however, the $150,000 and
		subsequent $250,000 impairment charges of intangibles (that were acquired at the same time and were closely related to your fixed assets) appear to be triggering events for a potential impairment under the guidance of SFAS 144, paragraph 8. In addition, please tell us in robust detail the facts and circumstances that lead to your conclusion that a triggering event had not occurred. Please cite the authoritative literature you relied upon in your response.

Response 38.	The underlying determining factor in assessing and evaluating
		the impairment charge related to the Company's intangibles was purely based on future economic benefit. At the end of the year in which the impairment charge was taken, the Company's management assessed the future economic benefit of the intangibles and determined that no such further economic future benefit would be derived from these intangibles.

Note 12 - Related Party Transactions, page F-25

Comment 39.	Please identify the accountant who provided bookkeeping
		services to Vital Products at no cost.

Response 39.	The Company has complied with the Staff's comment.

Unaudited Pro Forma Statement of Operations, page F-26

Comment 40.	We note that you have presented an unaudited pro forma
		statement of operations for the year ended July 31, 2005.
		Considering that the underlying transaction occurred in the year ended July 31, 2005, and that you have presented audited financial statements for the year ended July 31, 2006, pro forma financial statements are no longer required and may be deleted.

Response 40.	The Company has complied with the Staff's comment.

Recent Sales of Unregistered Securities

Comment 41.	We note that your disclosure on page 16 states that there
		were 10,750,000 shares outstanding as of October 23, 2006.
		Your disclosure here, however, only accounts for 10,000,000 shares. Please advise.

Response 41	The Company has updated the disclosure to reflect the
		750,000 shares issued to Nfc Corporation.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


Regards,

/s/  Amy M. Trombly